HSBC

December 22, 2010

Norsat International Inc.
#110 – 4020 Viking Way
Richmond, BC
V6V 2L4

**Attention: Dr. Aimee Chan, President and CEO**

Dear Sirs:

Pursuant to a facility letter from HSBC Bank Canada (the "**Bank**") to Norsat International Inc. (the "**Borrower**") dated December 12, 2007 as amended by letters dated August 29, 2008 and June 30, 2009 (together, the "**Original Facility Letter**"), the Bank established with the Borrower certain credit facilities on the terms and conditions set out in the Original Facility Letter.

The Bank has now completed its annual review of the existing credit facilities as set out in the Original Facility Letter. As a result of that review, and based on the information, representations and documents you have provided to the Bank, the Bank has agreed to continue to make available the following credit facilities on the terms and conditions set out below.

Capitalized terms defined in the Schedule to this Facility Letter shall have the meanings ascribed to them there.

**Borrower**:

Norsat International Inc. (the "Borrower").

1. **Operating Loan**

1.1 Amount:

CAD1,000,000 demand revolving loan (the "Operating Loan").

1.2 Purpose:

To assist in financing the day-to-day operating requirements of the Borrower.

**HSBC Bank Canada**
6168 No. 3 Road, Richmond, BC V6Y 2B3
Tel: (604) 276-8700 Fax: (604) 659-5776

1.3 Availability:

Available by way of account overdraft following satisfaction of the conditions precedent below. All or a portion of the Operating Loan shall also be available by U.S. dollar advances to a maximum of USD800,000. The Borrower shall ensure that the amount advanced and outstanding under the Operating Loan shall at no time place the Borrower in excess of the Margin Requirement described below.

1.4 Repayment:

All amounts outstanding under the Operating Loan shall be repaid on demand by the Bank, and unless and until otherwise demanded, interest shall be paid at the rate(s) set out below and in the manner provided in the attached Schedule.

1.5 Interest:

At:

(a) the Bank's Prime Rate plus 1.35% per annum for amounts outstanding in Canadian dollars;

(b) the Bank's U.S. Base Rate plus 1.35% per annum for amounts outstanding in U.S. dollars.

1.6 Fees:

The Borrower shall pay to the Bank an administration fee [redacted] on the last day of each month.

2. **Acquisition Loan**

2.1 Amount:

CAD13,200,000 demand non-revolving loan (the "Acquisition Loan"). Upon receipt of the Borrower's written request, the Bank will advance the Acquisition Loan on a committed term of 366 days from the date of advance of the Acquisition Loan.

2.2 Purpose:

To assist in financing the acquisition of the shares in the capital of Sinclair Technologies Ltd. by the Borrower.

2.3 Availability:

Available in a lump sum following satisfaction of the conditions precedent below, by way of a direct advance in Canadian or U.S. dollars, or bankers' acceptances. The maximum amount available in U.S. dollars shall be USD12,000,000.

2.4 Repayment:

Unless the Borrower requests that the Bank advance the Acquisition Loan on a committed term basis, all amounts outstanding under the Acquisition Loan shall be repaid on demand by the Bank, and unless and until otherwise demanded, interest shall be paid at the rate(s) set out below and in the manner provided in the attached Schedule, together with principal repayments of 1/60th of the original principal balance (the

"Original Balance") on the last day of each month following the month in which the initial advance of the Acquisition Loan is made. In addition, the Borrower shall pay, not later than 120 days after each fiscal year end, an amount equal to the greater of: (a) 5% of the Original Balance, and (b) 30% of the Borrower's surplus cash flow. For the purposes of this paragraph, "surplus cash flow" means the Borrower's net income plus depreciation and amortization, less capital expenditures and less the aggregate principal payments made during the relevant fiscal year. If the Borrower requests that the Bank advance the Acquisition Loan on a committed term basis, in addition to the monthly and annual payments required above, all amounts outstanding under the Acquisition Loan shall be repaid on demand by the Bank following an Event of Default. The Acquisition Loan shall, in any event, be repaid in full within 48 months of the date of the initial advance.

2.5 Interest:

At the Borrower's option, at:

(a) the Bank's Prime Rate plus the Applicable Spread for amounts outstanding in Canadian dollars;

(b) the Bank's U.S. Base Rate plus the Applicable Spread for amounts outstanding in U.S. dollars;

(c) LIBOR plus the Applicable Spread, subject to availability, for amounts outstanding in U.S. dollars.

2.6 Fees:

The Borrower shall pay to the Bank:

(a) from the initial proceeds of the Acquisition Loan, the balance of the set-up and administration fee [redacted] which [redacted] has already been paid to the Bank. In the event that the Borrower requests that the Acquisition Loan be made available on a committed term basis, then the set-up and administration fee will be increased [redacted];

(b) at the time of acceptance of each bankers' acceptance under the Acquisition Loan, a stamping fee equal to the Applicable Spread, based on the face amount of such bankers' acceptance and calculated over its term;

3. **Standby Letter of Credit Facility**

3.1 Amount:

USD80,000 standby letter of credit facility (the "L/C Facility").

3.2 Purpose:

To issue standby letters of credit to facilitate trade activity under the normal course of business of the Borrower.

3.3 Availability:

Available following satisfaction of the conditions precedent below, by way of standby letters of credit issued on behalf of the Borrower.

3.4 Repayment:

All amounts outstanding under the L/C Facility shall be repaid and satisfied on demand by the Bank.

3.5 Interest:

The Borrower shall pay interest on amounts drawn under standby letters of credit issued by the Bank at the Bank's Prime Rate plus 1.35% per annum.

3.6 Fees:

The Borrower shall pay to the Bank at the time of issuance of each standby letter of credit, a fee equal to the greater of (i) $200; and (ii) 2.00% per annum, calculated against the face amount and over the term of the standby letter of credit.

4. **Foreign Exchange Loan**

4.1 Amount:

CAD1,000,000 demand revolving line (the "Foreign Exchange Loan").

4.2 Purpose:

To purchase foreign forward exchange contracts for major currencies identified by the Bank in order to hedge against currency fluctuations in connection with the import purchases by the Borrower.

4.3 Availability:

Available following satisfaction of the conditions precedent. The Borrower shall ensure that the Foreign Exchange Percentage of the Canadian Dollar Equivalent of the aggregate amount of currencies being purchased under outstanding forward foreign exchange contracts at no time exceeds the amount of the Foreign Exchange Loan set out above. For the purpose of this Facility Letter, "Foreign Exchange Percentage" means the notional risk percentage established and recorded by the Bank from time to time based on the Bank's assessment of the foreign exchange market.

4.4 Repayment:

All liabilities of the Bank under forward foreign exchange contracts shall be satisfied by the Borrower on demand by the Bank, and unless and until otherwise demanded, the contracts shall be fulfilled by the Borrower as they fall due.

5. **Corporate MasterCard Facility**

The Bank will make available MasterCards to designated employees of the Borrower for an aggregate credit of CAD100,000.

6. **Margin Requirement**

In addition to ensuring that no Loan exceeds its loan amount, as set out above, the Borrower shall ensure that the aggregate Canadian Dollar Equivalent of the aggregate amount advanced and outstanding under the Operating Loan shall at no time exceed the Margin Requirement, being the aggregate of 75% of Acceptable Receivables plus the lesser of 50% of Acceptable Inventory and CAD500,000, less Priority Claims.

7. **Security**

7.1 Security Documents

The liability and indebtedness of the Borrower under the Loans and this Facility Letter shall be evidenced, governed and secured, as the case may be, by the following documents (the "Security Documents") completed in form and manner satisfactory to the Bank's solicitors:

(a) line of credit by account overdraft agreement, executed by the Borrower (Operating Loan) (on hand);

(b) LIBOR agreement executed by the Borrower **(to be obtained)**;

(c) the Bank's standard application and indemnity agreement with respect to the issuance of letters of credit, executed by the Borrower (on hand);

(d) depository bills agreement and related power of attorney with respect to bankers' acceptances, executed by the Borrower **(to be obtained)**;

(e) general security agreement in favour of the Bank, creating a first fixed charge over all present and after acquired personal property of the Borrower and a floating charge over land, executed by the Borrower (on hand);

(f) assignment by the Borrower to the Bank of all risk insurance (including extended coverage endorsement) in amounts and from an insurer acceptable to the Bank, on all lands, buildings, equipment and inventory owned by the Borrower, showing the Bank as first loss payee by way of standard mortgage endorsement, such policy to include lost profit and public liability insurance(on hand);

(g) agreement for foreign exchange contracts executed by the Borrower (Foreign Exchange Loan) (on hand);

(h) general assignment of book debts creating a first priority assignment of all the Borrower's debts and accounts (on hand);

(i) security agreement over cash, credit balances and deposit instruments in the amount of CAD 80,000 (on hand);

(j) guarantee of the indebtedness of the Borrower to the Bank, executed by Sinclair Technologies Inc. (the "Guarantor") **(to be obtained)**;

(k) general security agreement in favour of the Bank, creating a first fixed charge over all present and after acquired personal property of the Guarantor and a floating charge over land, executed by the Guarantor **(to be obtained)**;

(l) all supporting certificates and opinions as the Bank may reasonably require.

7.2 Registration

The Security Documents will be registered in all jurisdictions and at all registries or public offices as the Bank may determine as being necessary or beneficial to perfect or protect its interest under the Security Documents. The Security Documents are to rank in priority to all other mortgages, charges, liens, encumbrances and security interests unless otherwise specifically agreed to in writing by the Bank.

7.3 Forms

Copies of the Bank's usual forms of security and supporting documents are available for inspection upon request.

## 8. Conditions Precedent

In addition to the conditions precedent set out in the attached Schedule, it shall be a condition precedent to the advance and continued availability of the Loans that the Bank shall have received the following in form and content acceptable to it:

(a) a copy of the purchase agreement whereby the Borrower has agreed to buy all of the shares in the capital of the Guarantor;

(b) copies of finalized employment agreements with the key employees of the Guarantor;

(c) accountant prepared financial statements for the Borrower and the Guarantor for the past three fiscal years (on hand).

(d) a copy of the agreement between Her Majesty the Queen in Right of Canada and the Borrower pursuant to the Strategic Aerospace & Defence Initiative (on hand).

## 9. Conditions of Credit

In addition to the conditions of credit set out in the attached Schedule, so long as the Borrower is indebted to the Bank, it shall not, without the prior written consent of the Bank:

(a) permit its ratio of current assets to current liabilities to at any time be less than 1.25 to 1.00, such ratio to be calculated quarterly and based on the consolidated financial statements for the Borrower and the Guarantor;

(b) permit its debt service coverage ratio to be less than 1.25 to 1.00, such ratio to be based on EBITDA less unfunded capital expenditures and calculated annually and based on the consolidated financial statements for the Borrower and the Guarantor;

(c) permit its ratio of debt to tangible net worth to exceed 3.00 to 1.00 for the period ending December 31, 2011 and thereafter to exceed 2.50 to 1.00, where "debt" means total liabilities, less cash on hand and "tangible net worth" means share capital, plus

contributed surplus plus accumulated other comprehensive income, plus retained earnings, less intangible assets and good will. This ratio shall be calculated quarterly and based on the consolidated financial statements for the Borrower and the Guarantor;

(d) permit its ratio of funded debt to EBITDA, less unfunded capital expenditures (the "Debt to EBITDA Ratio") to at any time exceed 3.50 to 1.00 for the period ending December 31, 2011, 3.00 to 1.00 for the period ending December 31, 2012 and 2.50 to 1.00 thereafter, such ratio to be calculated quarterly based on the consolidated financial statements for the Borrower and the Guarantor on a rolling 12 month basis.

10. **Financial Statements and Reports**

The Borrower shall deliver to the Bank the following:

(a) Monthly, within 25 days of each calendar month end:

(i) aged list of accounts receivable of the Borrower;

(ii) aged list of accounts payable of the Borrower;

(iii) declaration of inventory in accordance with the Bank's normal format;

(iv) statement signed by a senior officer of the Borrower setting out the calculation of the Acceptable Receivables and Acceptable Inventory as at the preceding month end;

(b) Quarterly, withing 25 days of each quarter end;

(i) consolidated financial statements for the Borrower and the Guarantor; and

(ii) statement signed by a senior officer of the Borrower setting out the calculation of the conditions of credit set out in paragraph 9 of the Facility Letter

(c) Annually, within 120 days of the Borrower's fiscal year end,

(i) audited consolidated financial statements for the Borrower and Guarantor;

(ii) projected consolidate financial statements for the Borrower and Guarantor for the upcoming fiscal year.

(d) Such additional financial statements and information as and when requested by the Bank.

11. **Bank's Solicitors**

[**Redacted** – Name and address of Solicitors]

12. **Periodic Review and Cancellation**

The Loans shall be subject to periodic review by the Bank not less frequently than annually, with corporate and, if applicable, land registry searches to be conducted annually at the Borrower's cost. Any

unadvanced portion of the Loans shall be cancelled upon demand being made by the Bank for repayment of the amount outstanding under the Loans.

The terms and conditions contained in the attached Schedule are incorporated into and form an integral part of this Facility Letter.

This Facility Letter may be accepted by the Borrower by signing, dating and returning to the Bank by 5:00 p.m. on December 31, 2010, the enclosed copy of this letter executed by the Borrower and the Guarantor as set out below and on acceptance shall replace the Original Facility Letter. Failing such acceptance, this offer shall be of no further force or effect.

Yours very truly,

**HSBC BANK CANADA**

By: ______________________________
Todd Nadon, Assistant Vice President, Commercial Banking

And By: ______________________________
Vincent Gee, Account Manager, Commercial Banking

AGREED TO AND ACCEPTED THIS ___ DAY OF DECEMBER, 2010.

**THE BORROWER:**

NORSAT INTERNATIONAL INC.

Per: ______________________________

Per: ______________________________

**THE GUARANTOR:**

SINCLAIR TECHNOLOGIES INC.

Per: ______________________________

Per: ______________________________

unadvanced portion of the Loans shall be cancelled upon demand being made by the Bank for repayment of the amount outstanding under the Loans.

The terms and conditions contained in the attached Schedule are incorporated into and form an integral part of this Facility Letter.

This Facility Letter may be accepted by the Borrower by signing, dating and returning to the Bank by 5:00 p.m. on December 31, 2010, the enclosed copy of this letter executed by the Borrower and the Guarantor as set out below and on acceptance shall replace the Original Facility Letter. Failing such acceptance, this offer shall be of no further force or effect.

Yours very truly,

**HSBC BANK CANADA**

By: ______________________________
Todd Nadon, Assistant Vice President, Commercial Banking

And By: ______________________________
Vincent Gee, Account Manager, Commercial Banking

AGREED TO AND ACCEPTED THIS ~~__ DAY OF DECEMBER, 2010.~~
21st DAY OF JANUARY, 2011.

**THE BORROWER:**

NORSAT INTERNATIONAL INC.

Per: ______________________________

Per: ______________________________

**THE GUARANTOR:**

SINCLAIR TECHNOLOGIES INC.

Per: ______________________________

Per: ______________________________

**SCHEDULE TO FACILITY LETTER**
**FROM HSBC BANK CANADA**
**TO NORSAT INTERNATIONAL INC.**
**DATED DECEMBER 22, 2010**

The credit facilities as described in the Facility Letter shall be governed by the following terms and conditions:

## I Definitions

For the purpose of the Facility Letter, the following terms shall have the meanings indicated below:

"Acceptable Inventory" means the Canadian Dollar Equivalent of the value, determined by the Bank from its review of the most recent financial statements and inventory declaration provided by the Borrower, based on the lower of cost and fair market value of all materials owned by the Borrower for resale or for production of goods for resale, excluding work in progress, and over which the Bank holds a first mortgage, first ranking transfer or first security interest, subject only to Priority Claims;

"Acceptable Receivables" means the Canadian Dollar Equivalent of the aggregate of accounts receivable of the Borrower, determined by the Bank from the most recent financial statements and aged list of accounts receivable of the Borrower, over which the Bank holds a first assignment or first security interest from customers approved by the Bank and which have been outstanding for not more than 90 days, from which shall be excluded accounts receivable from affiliated corporations and accounts which are disputed by the Borrower's customers or are subject to set off, subject only to Priority Claims;

"Applicable Spread" means the stamping fee payable by the Borrower for the issuance of banker's acceptances or the percent per annum above the Bank's U.S. Base Rate, the Bank's Prime Rate, or LIBOR, as the case may be, payable to the Bank as interest on the amount outstanding under the Acquisition Loan, with the Debt to EBITDA Ratio being determined quarterly on a rolling 12 month basis;

| **Debt to EBITDA Ratio** | **<3.50:1 and >2.50:1** | **< 2.50:1 and > 2.00:1** | **< 2.00:1 and > 1.50:1** | **< 1.50 and > 1.00:1** | **<1.00:1** |
|---|---|---|---|---|---|
| | | | | | |
| CAD Prime based option | 2.00% | 1.75% | 1.50% | 1.25% | 1.00% |
| U.S. Base Rate option | 2.00% | 1.75% | 1.50% | 1.25% | 1.00% |
| LIBOR | 3.50% | 3.25% | 3.00% | 2.75% | 2.50% |
| BA stamping fee | 3.50% | 3.25% | 3.00% | 2.75% | 2.50% |
| | | | | | |

"Bank's Prime Rate" means the floating annual rate of interest established and recorded as such by the Bank from time to time as a reference rate for purposes of determining rates of interest it will charge on loans denominated in Canadian dollars and which was 3.00% on December 20, 2010;

"Bank's U.S. Base Rate" means the floating annual rate of interest established and recorded as such by the Bank from time to time as a reference rate for purposes of determining rates of interest it will charge on loans denominated in United States dollars in Canada based on a year of 360 days, and which was 3.75% on December 20, 2010;

"Business Day" means a day upon which the Bank is open for business in the branch first above written;

"Canadian Dollar Equivalent" means at any time on any date in relation to any amount in a currency other than Canadian dollars, the amount of Canadian dollars required for the Borrower to purchase that amount of such other currency at the rate of exchange quoted by the Bank at or about 8:00 a.m. Pacific time on such date, including all premiums and costs of exchange;

"Compensating Amount" means an amount determined by the Bank to be the net cost, if any, incurred by the Bank as a direct result of the repayment of all or a portion of a Loan accruing interest based on the LIBOR, on a date other than the expiration of the selected LIBOR Period, respectively, including, without limitation, the loss or expense sustained or incurred by the Bank relating to such payment. A certificate of a vice president or assistant vice president of the Bank shall, absent manifest error, be conclusive evidence of the Compensating Amount from time to time;

"Events of Default" means any one or more of the following events (whether such event of default shall be voluntary or involuntary or be effected by operation of law or pursuant to or in compliance with any judgement, decree or order of any court or other rule or regulation of any administrative or governmental body):

(a) the Borrower fails to pay on the date upon which the same is due and payable any monies payable hereunder or under the Security Documents, including any principal and interest under the Loans, and such failure continues for a period of three days following notice of such failure from the Bank to the Borrower;

(b) default is made in:

(i) the fulfillment of any other obligation or liability of the Borrower or the Guarantor to the Bank;

(ii) the performance or observance by the Borrower of any other of the terms and conditions contained in this Facility Letter or in any of the Security Documents;

and such default is not remedied within 30 days of receiving notice of such default by the Bank;

(c) default is made in the performance or observance by the Guarantor of any of the terms and conditions contained in a facility letter from the Bank to the Guarantor of even date herewith or in any of the security documents granted pursuant thereto;

(d) any representation or warranty by the Borrower or the Guarantor, in this Facility Letter, in the Security Documents or in any other document or certificate furnished to the Bank in connection herewith or pursuant hereto shall prove at any time to be materially incorrect, as of the date made;

(e) a resolution is passed or an order is made for the liquidation or winding-up of the Borrower or the Guarantor;

(f) the Borrower or the Guarantor makes a proposal or general assignment for the benefit of their respective creditors or otherwise acknowledge their or its insolvency, or a bankruptcy petition is filed or presented against the Borrower or the Guarantor, or the Borrower or the Guarantor shall be subject to any proceeding under any other provision of the Bankruptcy and Insolvency Act or any other Act for the benefit of creditors and the same not be in good faith disputed by the Borrower or the Guarantor, as the case may be;

(g) the occurrence of a default under any of the Security Documents;

(h) a receiver, receiver-manager or receiver and manager of the Borrower or the Guarantor, or of any material part of their respective assets or undertakings, is appointed; and

(i) there is a material adverse change in the financial position of the Borrower or the Guarantor.

"Facility Letter" means the letter from the Bank to the Borrower to which this Schedule is attached, together with this Schedule, and includes all amendments and replacements thereof;

"Governmental Authorities" means any one or more government, legislature, regulatory authority, agency, commission, board or court or other law, regulation or bill making entity having or purporting to have jurisdiction on behalf of Canada or any province or city;

"Guarantor" has the meaning set out in paragraph 7.1(j) of the Facility Letter;

"Legal Requirement" means all laws, statutes, codes, ordinances, orders, awards, judgments, decrees, injunctions, rules, regulations, authorizations, consents, approvals, permits, franchises, licences, directions and requirements of all Governmental Authorities;

"LIBOR" means with respect to a particular LIBOR Period, the rate of interest (rounded upwards if necessary to the nearest full multiple of one-sixteenth of one percent) at which the Bank, in accordance with its normal practice, would be prepared to offer to leading banks on the London prime inter-bank market for delivery on the first day of the applicable LIBOR Period approved by the Bank and for a period equal to such LIBOR Period based on the number of days comprised therein, a deposit of a comparable amount of United States dollars to be outstanding during such LIBOR Period, at or about 11:00 a.m. London, England local time, two Business Days prior to the commencement of the LIBOR Period;

"LIBOR Period" means a period of one, two, three, four, five or six months or 360 days but expiring not later than the final date for payment of the subject Loan;

"Priority Claims" means any lien, claim, charge, right or encumbrance of any Governmental Authorities or other party under any statute or otherwise having priority over the security interest of the Bank in any of the inventory or accounts receivable of the Borrower.

"Required Notice" means a notice in form and content approved by the Bank given to the branch of the Bank referred to above not later than 10:30 a.m. local time three Business Days immediately preceding the date on which:

(a) an advance is to be made;

(b) a rollover is to be made from one interest option to another;

(c) a bankers' acceptance is to be issued for acceptance by the Bank; or

(d) a letter of credit is to be issued by the Bank;

as the case may be, stating the date, amount and term of the requested advance or rollover, or particulars of the bankers' acceptance or letter of credit.

And with respect to the foregoing, a certificate of a vice president or assistant vice president of the Bank shall be prima facie evidence of the Bank's Prime Rate, the Bank's U.S. Base Rate and LIBOR, from time to time.

## II Representations and Warranties

Each of the Borrower and the Guarantor represents and warrants, as at the time of drawing under or other utilization of the Loans, that:

(a) it has been duly incorporated and organized, is properly constituted, is in good standing and is entitled to conduct its business in all jurisdictions in which it carries on business or has assets;

(b) the execution of the Facility Letter and the Security Documents and the incurring of liability and indebtedness to the Bank does not and will not contravene:

(i) any Legal Requirement applicable to the Borrower and the Guarantor, respectively; or

(ii) any provision contained in any other loan or credit agreement or borrowing instrument or contract to which the Borrower and the Guarantor, respectively, is a party;

(c) the Facility Letter and the Security Documents to which it is a party have been duly authorized, executed and delivered by the Borrower and the Guarantor, and constitute valid and binding obligations of the Borrower and the Guarantor, as the case may be, and are enforceable in accordance with their respective terms;

(d) all necessary Legal Requirements have been met and all other authorizations, approvals, consents and orders have been obtained with respect to the Loans and the execution and delivery of the Security Documents.

Each of the Borrower and the Guarantor also represents and warrants to the Bank that all financial and other information provided to the Bank in connection with the Loans is true and accurate, and acknowledges that the offer of credit contained in the Facility Letter is made in reliance on the truth and accuracy of this information and the above representations and warranties.

## III Interest, Fees and Payment

(a) Interest on the daily balance of principal advanced under the Loans and remaining unpaid from time to time shall be payable by the Borrower as set out in the Facility Letter both before and after default and judgment;

(b) In the case of interest based on the Bank's Prime Rate and the Bank's U.S. Base Rate, interest shall be compounded and payable on the last day of each month;

(c) In the case of interest based on LIBOR, interest shall be payable on the expiration of the LIBOR Period selected by the Borrower or every 3 months, whichever is earlier;

(d) If the Borrower repays any portion of the Loans accruing interest based on LIBOR on a date other than the expiration of the LIBOR Period, whether as a result of a demand for

repayment by the Bank or otherwise, it shall also concurrently pay to the Bank the applicable Compensating Amount;

(e) Interest based on the Bank's U.S. Base Rate and on LIBOR shall be computed on the basis of a year of 360 days and for actual days that the amounts are outstanding under the Loans on this basis. For the purpose of the Interest Act, the annual rate of interest to which interest computed on the basis of a year of 360 days is equivalent is the rate of interest as provided in the Facility Letter multiplied by the number of days in such year and divided by 360;

(f) Loans made available based on LIBOR and bankers' acceptances, shall be drawn in the minimum amount of CAD 500,000 and integral multiples of CAD 100,000 for periods of one, two, three, four, five or six months in the case of bankers' acceptances;

(g) Upon the expiration of a LIBOR Period or on payment by the Bank on the maturity of a bankers' acceptance, unless another interest rate option is selected by the Borrower, interest shall accrue at the applicable rate in the Facility Letter based on the Bank's Prime Rate or the Bank's U.S. Base Rate, as the case may be, depending on whether the funds are outstanding in Canadian or United States dollars;

(h) The fees collected by the Bank shall be its property as consideration for the time, effort and expense incurred by it in the review of documents and financial statements, and the Borrower acknowledges and agrees that the determination of these costs is not feasible and that the fees set out in the Facility Letter represent a reasonable estimate of such costs;

(i) Any amounts which become payable to the Bank under the Facility Letter or the Security Documents and which are not paid when due shall accrue interest and be payable from the due date at the Bank's Prime Rate plus 3% per annum, compounded and payable monthly on the last day of each month, both before and after default and judgment, if no other interest rate is expressed for such amounts;

(j) All payments by the Borrower to the Bank shall be made at the address of the branch of the Bank set out on the first page of the Facility Letter or at such other place as the Bank may specify in writing from time to time. Any payment delivered or made to the Bank by 1:00 p.m. local time at the place where such payment is to be made shall be credited as of that day, but if made afterwards shall be credited as of the next day on which the said branch is open for business;

(k) The Bank shall not be obligated to convert from one interest rate to another or to issue letters of credit or bankers' acceptances unless it has received the Required Notice from the Borrower in this regard.

(l) Notwithstanding anything to the contrary contained in the Facility Letter, the Bank may, in its discretion, make an advance under the Loans to pay any unpaid interest or fees which have become due under the terms of the Facility Letter;

(m) The Borrower acknowledges that the actual recording of the amount of any advance or repayment thereof under the Loans, and interest, fees and other amounts due in connection with the Loans, in an account of the Borrower maintained by the Bank shall constitute prima facie evidence of the Borrower's indebtedness and liability from time to time under the

Loans; provided that the obligation of the Borrower to pay or repay any indebtedness and liability in accordance with the terms and conditions of the Loans shall not be affected by the failure of the Bank to make such recording. The Borrower also acknowledges being indebted to the Bank for principal amounts shown as outstanding from time to time in the Bank's account records, and all accrued and unpaid interest in respect of such amounts, in accordance with the terms and conditions of this Facility Letter;

(n) The obligation of the Borrower to make all payments under the Facility Letter and the Security Documents shall be absolute and unconditional and shall not be limited or affected by any circumstance, including, without limitation:

   (i) any set-off, compensation, counterclaim, recoupment, defense or other right which the Borrower may have against the Bank or anyone else for any reason whatsoever; or

   (ii) any insolvency, bankruptcy, reorganization or similar proceedings by or against the Borrower.

(o) In addition to and not in limitation of any rights now or hereafter available to the Bank under applicable law or arising in the Security Documents, the Bank is authorized, at any time and from time to time, upon delivery of written notice to the Borrowers, to set off, appropriate and apply any and all deposits and any other indebtedness at any time owing by the Bank to or for the credit of the Borrowers against and on account of the obligations and liabilities of the Borrowers to the Bank under this Facility Letter;

(p) The remedies, rights and powers of the Bank under this Facility Letter, the Security Documents and at law and in equity are cumulative and not alternative and are not in substitution for any other remedies, rights or powers of the Bank and no delay or omission in exercise of such remedy, right, or power shall exhaust such remedies, rights or powers or be construed as a waiver of any of them.

## IV **Conditions Precedent**

In addition to the conditions precedent previously set out, it shall also be a condition precedent to the initial advance and continued availability of the Loans that the Bank shall have received the following in form and content acceptable to the Bank:

(a) The Security Documents completed and, where necessary, registered in form and manner satisfactory to the Bank's solicitors;

(b) Satisfactory bankers' and/or other agency reports on the financial position of the Borrower, the Guarantor and such customers of the Borrower as the Bank may specify from time to time;

(c) Verification of insurance arranged by the Borrower conforming to the Bank's requirements;

(d) the Bank's standard form of environmental check list and disclosure statement; and

(e) confirmation that the Borrower is in compliance with each of the terms and conditions of the Facility Letter.

## V **Conditions of Credit**

In addition to the conditions previously set out, the following conditions shall apply until the Loans are repaid in full and cancelled:

(a) The Borrower shall not, without the prior written consent of the Bank:

(i) grant or allow any lien, charge, privilege, hypothec or other encumbrance, whether fixed or floating, to be registered against or exist on any of its assets;

(ii) sell or otherwise dispose of by conveyance, transfer, lease or otherwise any of its assets and undertaking other than in the normal course of business;

(iii) become guarantor or endorser or otherwise become liable upon any note or other obligation other than in the normal course of business of the Borrower;

(iv) declare or pay dividends on any class or kind of its shares, repurchase or redeem any of its shares or reduce its capital in any way whatsoever, repay any shareholders' advances or allow any unusual withdrawals;

(v) amalgamate with or permit all or substantially all of its assets to be acquired by any other person, firm or corporation or permit any reorganization or change of control of the Borrower;

(b) The Guarantor shall observe and perform all of the terms and conditions contained in a facility letter from the Bank to the Guarantor of even date herewith and in all of the security documents granted pursuant thereto;

(c) The Bank shall have the right to waive the delivery of any Security Documents or the performance of any term or condition of the Facility Letter, and may advance all or any portion of the Loans prior to satisfaction of any of the aforesaid conditions precedent, but waiver by the Bank of any obligation or condition shall not constitute a waiver of such obligation or condition for any future advance;

(d) All financial terms and covenants shall be determined in accordance with generally accepted accounting principles, applied consistently;

(e) If the amount outstanding under any Loan in Canadian dollars plus the Canadian Dollar Equivalent of the amount outstanding under any Loan in a currency other than Canadian dollars at any time exceeds the amount authorized under that Loan, the Bank may, from time to time, in its sole discretion:

(i) limit the further utilization of that Loan;

(ii) convert all or part of the amount outstanding under that Loan to Canadian Dollars in which event, interest shall accrue and be paid on such converted amounts at the rate set out in the Facility Letter for Canadian dollar advances accruing interest with reference to the Bank's Prime Rate. If no such rate is set out in the

Facility Letter, interest shall accrue on the amount so converted at the Bank's Prime Rate plus 3% per annum, compounded and payable monthly on the last day of each month, both before and after default and judgment, until paid;

(iii) require the Borrower to pay off the excess;

(f) Any amount payable by the Borrower to the Bank under the Facility Letter or the Security Documents may be debited to any account of the Borrower with the Bank;

(g) The Borrower shall indemnify the Bank against any loss incurred by it as a result of any judgment or order being given or made for the payment of any amount due under the Facility Letter or the Security Documents, where:

(i) such judgment or order is expressed and paid in a currency (the "Judgment Currency") other than the currency of an outstanding loan (the "Loan Currency"); and

(ii) there is a variation between:

(A) the rate of exchange at which the Loan Currency amount is converted into the Judgment Currency for the purposes of such judgment or order, and

(B) the rate of exchange at which the Bank is able to purchase the Loan Currency with the amount of the Judgment Currency when actually received by the Bank.

The foregoing indemnity shall constitute a separate and independent obligation of the Borrower and shall apply irrespective of any indulgence granted to the Borrower from time to time, and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

## VI <u>Hazardous Substances</u>

(a) To the best of the Borrower's knowledge after due and diligent inquiry, no regulated, hazardous or toxic substances are being stored on any of the Borrower's premises (the "Premises") or any adjacent property, nor have any such substances been stored or used on the Premises or any adjacent property prior to the Borrower's ownership, possession or control of the Premises. The Borrower agrees to provide written notice to the Bank immediately upon the Borrower becoming aware that the Premises or any adjacent property are being or have been contaminated with regulated, hazardous or toxic substances. The Borrower will not permit any activities on the Premises which directly or indirectly could result in the Premises or any other property being contaminated with regulated, hazardous or toxic substances. For the purposes of the Facility Letter, the term "regulated, hazardous or toxic substances" means any substance, defined or designated as hazardous or toxic wastes, hazardous or toxic material, a hazardous, toxic or radioactive substance or other similar term, by any applicable federal, provincial or local statute, regulation or ordinance now or in the future in effect, or any substance or materials, the use or disposition of which is regulated by any such statute, regulation or ordinance;

(b) The Borrower shall promptly comply with all statutes, regulations and ordinances, and with all orders, decrees or judgments of Governmental Authorities or courts having jurisdiction, relating to the use, collection, storage, treatment, control, removal or cleanup of regulated, hazardous or toxic substances in, on, or under the Premises or in, on or under any adjacent property that becomes contaminated with regulated, hazardous or toxic substances as a result of construction, operations or other activities on, or the contamination of, the Premises, or incorporated in any improvements thereon. The Bank may, but shall not be obligated to, enter upon the Premises and take such actions and incur such costs and expenses to effect such compliance as it deems advisable and the Borrower shall reimburse the Bank on demand for the full amount of all costs and expenses incurred by the Bank in connection with such compliance activities; and

(c) The assets of the Borrower which are now or in the future encumbered by the Security Documents are hereby further mortgaged and charged to the Bank, and the Bank shall have a security interest in such assets, as security for the repayment of such costs and expenses and interest thereon, as if such costs and expenses had originally formed part of the Loans.

## VII **Bank Visits**

Representatives of the Bank shall be entitled to attend at the Borrower's business premises and to view all financial records of the Borrower at any time, on reasonable notice, and in any event not less frequently than annually in conjunction with the annual review of the Loans.

## VIII **Legal and Other Expenses**

The Borrower shall pay all reasonable legal fees and disbursements in respect of the Loans, the preparation and issue of the Security Documents, the enforcement and preservation of the Bank's rights and remedies, and all reasonable fees and costs relating to appraisals, insurance consultation, credit reporting and responding to demands of any government or any agency or department thereof, whether or not the documentation is completed or any funds are advanced under the Loans.

## IX **Syndication**

The Bank shall have the right to syndicate, sell, assign, or transfer all or any portion of the Loans and its rights, benefits and obligations under this Facility Letter to a third party (an "Assignee") without the consent of the Borrower or the Guarantor. By executing this Facility Letter, the Borrower and Guarantor consent to the disclosure by the Bank of all and any information (including what may be personal information) regarding the Borrower and Guarantor to any Assignee or proposed Assignee.

## X **Non-Merger and Non-Assignment**

This Facility Letter shall, on execution by the Borrower and the Guarantor, replace all previous facility letters from the Bank to the Borrower with respect to the Loans. Any existing loan to the Borrower shall be modified, not refinanced, by virtue of the Facility Letter unless otherwise provided in the Facility Letter. The terms and conditions of the Facility Letter shall not be merged by and shall survive the execution of the Security Documents. In the event of a conflict between the terms of this Facility Letter and the terms of the Security Documents, the terms of this Facility Letter shall prevail. The benefits conferred by this Facility Letter shall enure to the benefit of the Bank and its successors and assigns, and may not be assigned by the Borrower.

## XI Waiver or Variation

No term or condition of the Facility Letter or any of the Security Documents may be waived or varied orally or by any course of conduct of any officer, employee or agent of the Bank. Any amendment to the Facility Letter or the Security Documents must be in writing and signed by a duly authorized officer of the Bank.

## XII Credit Reporting

When it is necessary for providing products and services to the Borrower, each of the Borrower and the Guarantor consents to the Bank obtaining from any credit reporting agency or from any person any information (including personal information) that the Bank may require at any time. Each of the Borrower and the Guarantor also consents to the disclosure at any time by the Bank of any information concerning the Borrower and the Guarantor to any credit grantor agency, or to the Bank's subsidiaries and affiliates. If applicable each of the Borrower and the Guarantor also authorizes the Bank to release the information contemplated by any builder's lien or similar legislation to all persons claiming a right to such information under such legislation. The Borrower and the Guarantor may refuse or withdraw these consents, however this may result in the Bank cancelling or withholding products or services for which these consents are necessary.

## XIII Governing Law

This Facility Letter and, unless otherwise specified therein, all other documents or instruments delivered in accordance with this Facility Letter shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. The Borrower irrevocably submits and the Guarantor irrevocably submits to the exclusive jurisdiction of the courts in this jurisdiction.

## XIV Time of Essence

Time shall be of the essence of the Facility Letter.